Exhibit 99.10

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

IsoEnergy Ltd. (“IsoEnergy” or the “Company”)
217 Queen Street West, Suite 401
Toronto, Ontario, Canada
M5V 0R2

Item 2	Date of Material Change

February 13, 2025

Item 3	News Release

The news releases with respect to the material change described herein were disseminated on February 13, 2025, through the services of Cision PR Newswire and were subsequently filed on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

Item 4	Summary of Material Change

On February 13, 2025, the Company entered into an agreement with a syndicate of underwriters (the “Underwriters”) led by Stifel Nicolaus Canada Inc., pursuant to which the Underwriters agreed to purchase, on a bought-deal basis, 4,000,000 common shares that will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada) (the “Tax Act”)) and will be sold on a flow-through basis (the “PFT Shares”) for total gross proceeds of C$15,000,000 (the “Offering”), which Offering was subsequently upsized later on February 13, 2025, to 4,642,000 PFT Shares for gross proceeds of C$17,400,000 .

Concurrently with the Offering, the Company intends to complete a non-brokered private placement (the “Concurrent Private Placement) of up to 2,500,000 common shares (the “Shares”) (which for greater certainty will not qualify as “flow-through shares”) for aggregate gross proceeds of up to C$6,250,000.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change

On February 13, 2025, the Company entered into an agreement with the Underwriters, pursuant to which the Underwriters agreed to purchase, on a bought deal basis, 4,000,000 PFT Shares at a price of C$3.75 per PFT Share (the “Offering Price”) for gross proceeds of C$15,000,000.

The Offering was subsequently upsized later on February 13, 2025, to 4,642,000 PFT Shares at the Offering Price for gross proceeds of approximately C$17,400,000.

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 693,300 PFT Shares at the Offering Price, exercisable in whole or in part, at any time and from time to time on or prior to the date that is 30 days following the closing of the Offering to cover over-allotments, if any, and for market stabilization purposes. If this option is exercised in full, an additional approximately C$2,600,000 in gross proceeds will be raised pursuant to the Offering and the aggregate gross proceeds of the Offering will be approximately C$20,000,000.

The Company will use an amount equal to the gross proceeds received by the Company from the sale of the PFT Shares, pursuant to the provisions in the Tax Act, to incur or cause to be incurred eligible “Canadian exploration expenses” that qualify as “flow-through critical mineral mining expenditures” as both terms are defined in the Tax Act (the “Qualifying Expenditures”) related to the Company’s mineral projects located in Saskatchewan and Quebec, on or before December 31, 2026, and to renounce the Qualifying Expenditures (on a pro rata basis) in favour of the subscribers of the PFT Shares with an effective date not later than December 31, 2025. The proceeds from the Offering are expected to be used for exploration across the Company’s uranium assets located in Saskatchewan and Quebec.

Concurrently with the Offering, the Company intends to complete the Concurrent Private Placement of up to 2,500,000 Shares (which for greater certainty will not qualify as “flow-through shares”) at a price of C$2.50 per Share with NexGen Energy Ltd. (“NexGen”) for aggregate gross proceeds of up to C$6,250,000. The Concurrent Private Placement is being completed to enable NexGen to maintain its pro rata ownership interest in the Company at approximately 31.8% after giving effect to the Offering. The Shares to be issued pursuant to the Concurrent Private Placement will be subject to a restricted hold period of four months and one day following the closing of the Concurrent Private Placement. No commission or other fee is payable to the Underwriters in connection with the sale of Shares pursuant to the Concurrent Private Placement. The net proceeds from the Concurrent Private Placement are expected to be used for working capital and other corporate purposes.

The Offering and the Concurrent Private Placement are scheduled to close on or about February 28, 2025 and are subject to certain conditions including, but not limited to, the receipt of all necessary approvals including conditional approval from the Toronto Stock Exchange (the “Exchange”) and the securities regulatory authorities.

This material change report shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933 (the “U.S. Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act, and application state securities laws.

NexGen’s anticipated participation in the Concurrent Private Placement will constitute a “related party transaction” pursuant to the Multilateral instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The Company is exempt from the requirement to obtain a formal valuation or minority shareholder approval in connection with the Concurrent Private Placement under MI 61-101 in reliance on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 due to the fair market value of the Concurrent Private Placement being below 25% of the Company’s market capitalization for purposes of MI 61-101. The Company will not be able to file a material change report 21 days prior to the expected closing date of the Concurrent Private Placement as a result of the anticipated closing date. The Concurrent Private Placement will be approved by the board of directors of the Company with each of the Messrs. Curyer, Patricio and McFadden having disclosed his interest in the Concurrent Private Placement and abstaining from voting in respect thereof. The Company has not received nor has it requested a valuation of its securities or the subject matter of the Concurrent Private Placement in the 24 months prior to the date hereof.

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Philip Williams, CEO and Director (833) 572-2333

Item 9	Date of Report

February 14, 2025

Cautionary Note Regarding Forward-Looking Information

This material change report contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. This forward-looking information may relate to the Offering and the Concurrent Private Placement, including statements with respect to the completion of the Offering and the Concurrent Private Placement and the anticipated closing date thereof; the expected receipt of regulatory and other approvals relating to the Offering and the Concurrent Private Placement; the expected proceeds of the Offering and the Concurrent Private Placement and the anticipated use of the net proceeds therefrom; the expected incurrence by the Company of Qualifying Expenditures; the renunciation by the Company of the Qualifying Expenditures (on a pro rata basis) to each purchaser of PFT Shares by no later than December 31, 2025; and any other activities, events or developments that the companies expect or anticipate will or may occur in the future.

Forward-looking statements are necessarily based upon a number of assumptions that, while considered reasonable by management at the time, are inherently subject to business, market and economic risks, uncertainties and contingencies that may cause actual results, performance or achievements to be materially different from those expressed or implied by forward-looking statements. Such assumptions include, but are not limited to, the assumptions that IsoEnergy and Stifel will complete the Offering and the Concurrent Private Placement in accordance with terms and conditions of the relevant agreements; that the Company will receive the required regulatory and other approvals related to the Offering and the Concurrent Private Placement; that the Company will satisfy, in a timely manner, any conditions precedent to completion of the Offering and the Concurrent Private Placement; the price of uranium; and that general business and economic conditions will not change in a materially adverse manner. Although IsoEnergy has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Such statements represent the current views of IsoEnergy with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by IsoEnergy, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Risks and uncertainties include, but are not limited to the following: a material adverse change in the timing of and the terms and conditions upon which the Offering and the Concurrent Private Placement are completed; the inability to satisfy or waive all conditions to completion of the Offering and the Concurrent Private Placement; the failure to obtain regulatory approvals in connection with the Offering and the Concurrent Private Placement; regulatory determinations and delays; stock market conditions generally; demand, supply and pricing for uranium; and general economic and political conditions in Canada, the United States and other jurisdictions where the applicable party conducts business. Other factors which could materially affect such forward-looking information are described in the risk factors in IsoEnergy’s most recent annual management’s discussion and analysis or annual information form and IsoEnergy’s other filings with the Canadian securities regulators which are available under the Company’s profile on SEDAR+ at www.sedarplus.ca. IsoEnergy does not undertake to update any forward-looking information, except in accordance with applicable securities laws.